[redacted]

08027205

UNITEDSTATES
ECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29542

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American General Securities Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2727 Allen Parkway, Suite 290
(No. and Street)

Houston (City) Texas (State) 77019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeanie Goldsmith (713)831-4651
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCooper LLP
(Name – *if individual, state last, first, middle name*)

1201 Louisiana St., Suite 2900 (Address) Houston (City) Texas (State) 77002-5675 (Zip Code)

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 2 9 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jeanie Goldsmith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American General Securities Incorporated, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHERYL J. KLEPPER
MY COMMISSION EXPIRES
April 16, 2008

Notary Public

Signature

Assistant Controller
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

American General Securities Incorporated

Financial Statements and Supplemental Schedules

December 31, 2007

American General Securities Incorporated
Index
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors

To the Board of Directors and Stockholder of
American General Securities Incorporated

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of American General Securities Incorporated (the "Company") at December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2008

American General Securities Incorporated
Statement of Financial Condition
December 31, 2007

Assets	
Cash and cash equivalents	$ 12,195,025
Deposits held by clearing brokers, restricted	70,000
Receivable from clearing broker	433,306
Concessions receivable from product sponsors	3,693,101
Concession receivable from affiliate	453,260
Accounts receivable from representatives (net of allowance for bad debt of $285,000)	48,543
Fixed assets, at cost (net of accumulated depreciation of $77,494)	515,428
Receivable from affiliates	437,416
Prepaid expenses and other assets	282,079
Total assets	$ 18,128,158
Liabilities and Stockholder's Equity	
Liabilities	
Commissions payable	$ 3,927,770
Payable to affiliates	311,422
Accrued expenses and other liabilities	4,096,341
Securities sold, not yet purchased, at market value	864
Total liabilities	8,336,397
Stockholder's equity	
Common stock, $1 par value; 25,000 shares authorized, issued, and outstanding	25,000
Additional paid-in capital	7,100,855
Retained earnings	2,665,906
Total stockholder's equity	9,791,761
Total liabilities and stockholder's equity	$ 18,128,158

The accompanying notes are an integral part of these financial statements.

American General Securities Incorporated
Statement of Operations
Year Ended December 31, 2007

Revenues	
Concession revenue	$ 83,489,552
Concession revenue from affiliates	22,530,865
Product sponsor revenue	3,667,253
Product sponsor revenue from affiliates	653,230
Affiliation fee	1,737,454
Clearing revenue	59,784
Reimbursement of expense from affiliates	53,592
Investment income	704,114
Other income	363,285
Total revenues	113,259,129
Expenses	
Commission expense	92,719,610
Employee compensation and benefits	7,193,119
Clearing expenses	15,879
Professional fees	1,113,742
Taxes, fees and licenses	641,279
Travel and business promotion expenses	565,945
Depreciation expense	77,494
General and administrative	8,451,292
Total expenses	110,778,360
Income before income taxes	2,480,769
Income tax expense	1,002,120
Net income	$ 1,478,649

The accompanying notes are an integral part of these financial statements.

American General Securities Incorporated
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances at January 1, 2007	$ 25,000	$ 7,100,855	$ 2,187,257	$ 9,313,112
Dividends to Parent	-	-	(1,000,000)	(1,000,000)
Net income	-	-	1,478,649	1,478,649
Balances at December 31, 2007	$ 25,000	$ 7,100,855	$ 2,665,906	$ 9,791,761

The accompanying notes are an integral part of these financial statements.

American General Securities Incorporated
Statement of Cash Flows
Year Ended December 31, 2007

Operating activities	
Net income	$ 1,478,649
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expense	77,494
Changes in assets and liabilities	
Concessions receivable from product sponsors	880,610
Concessions receivable from affiliates	417,977
Receivable from clearing broker	95,382
Accounts receivable from representatives	412,971
Receivable from affiliates	(437,416)
Prepaid expenses and other assets	353,118
Securities sold, not yet purchased	864
Commissions payable	(661,375)
Payable to affiliates	(769,435)
Accrued expenses and other liabilities	847,773
Federal income taxes payable	(624,126)
Net cash provided by operating activities	2,072,486
Investing activities	
Purchase of furniture and equipment	(28,865)
Net cash used in investing activities	(28,865)
Financing activities	
Dividends paid	(1,000,000)
Net cash used in financing activities	(1,000,000)
Net increase in cash and cash equivalents	1,043,621
Cash and cash equivalents	
Beginning of year	11,151,404
End of year	$ 12,195,025
Supplemental disclosure of cash flow information	
Income taxes paid during the year	$ 2,971,154

The accompanying notes are an integral part of these financial statements.

1. Description of Business and Significant Accounting Policies

Nature of Business

American General Securities Incorporated ("AGSI" or the "Company") is a wholly owned subsidiary of the AIG Advisor Group, an indirect wholly owned subsidiary of American International Group, Inc. ("AIG"). The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934 as a general securities dealer and is authorized to transact business in all 50 states. The Company is also licensed as a registered investment advisor. The Company has a clearing agreement with Pershing (the "Clearing Broker") who carries the account of the Company on a fully disclosed basis.

The Company, as an introducing broker dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker dealer and, accordingly, is exempt from SEC Customer Protection Rule 15c3-3, subparagraph (k)(2)(ii) as described in Supplemental Schedules II and III.

The following is a summary of significant accounting policies which have been consistently followed in the preparation of the Company's financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with maturities of 90 days or less when purchased.

Income Taxes

For the year ended December 31, 2007, the Company will join in the filing of a consolidated federal income tax return with AIG and its affiliates.

Deferred income tax assets and liabilities are computed annually for the differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change in deferred tax assets and liabilities during the period.

The Company files separate state and local income tax returns.

Revenue Recognition

Concession revenue represents revenue earned on the sale of products distributed by the Company's registered representatives. Concession revenue and the related commission expense is recorded on a trade-date basis as securities transactions occur.

Product Sponsor revenue represents revenues from various investment advisors and insurance companies (the "Sponsors") related to sales by the Company's registered representatives of mutual fund, variable annuity and other products of the Sponsors, as well as in return for Sponsors attending the company's representative meetings. Product Sponsor revenue is recognized when earned and based on sales and agreements with each Product Sponsor. The Company incurs expenses related to conventions and other events to provide Sponsors with access to the Company's registered representatives. The Company records marketing and meeting expense when incurred.

Affiliation fee revenue represents a weekly fee charged to the Company's representatives to cover certain agency costs such as continuing education and communications.

Clearing revenue represents fees earned from the Company's representatives for executing trades through the Clearing Broker in excess of the fees charged to the Company by the Clearing Broker. Clearing revenue is recorded on a trade-date basis as securities transactions occur.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Management has determined that the fair value of the Company's financial instruments is equivalent to the carrying amount of such financial instruments as presented or disclosed in the financial statements.

Fixed Assets and Depreciation
Fixed assets consist of furniture and fixtures which are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method based upon the estimated useful lives of the assets, generally between three to ten years. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in earnings.

Recent Accounting Pronouncements
On July 13, 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes–an Interpretation of FASB Statement No. 109* ("FIN 48"), which clarifies the accounting for uncertainty in income tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and additional disclosures. The Company adopted the provisions of FIN 48 on January 1, 2007. The Company has no uncertain income tax positions and no amounts have been recorded in the consolidated financial statements related to income tax uncertainties.

2. Commitments and Contingencies

The Company is subject to various legal and regulatory actions in the ordinary course of its business. Pending legal and regulatory actions include proceedings relating to aspects of our business and operations that are typical of the business in which the Company operates. The outcomes of the legal and regulatory matters are subject to many uncertainties and therefore cannot be predicted. It is possible that the results of operations or the cash flow of the Company could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters. Management believes, however, that the ultimate outcome of all pending litigation and regulatory matters should not have a material adverse effect on the Company's financial position.

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may he made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

American General Corporation ("AGC") has agreed to indemnify AGSI and AIG Advisor Group for any damages from liabilities or potential liabilities as defined in the Indemnification Agreement that are a result of transactions, conditions, or events that occurred from the operations of the business of AGSI, prior to the transfer date of May 31, 2006, the date on which AGSI merged with AIG Advisor Group. The Indemnification Agreement also covers any damages known by involved parties on or before the fourth anniversary of the transfer.

In July 2007, it was decided that AGSI will merge its operations into AIG Financial Advisors ("AFA"). Both AGSI and AFA are wholly owned subsidiaries of AIG Advisor Group, Inc. The estimated merger completion date is early fourth quarter 2008. After the merger, AGSI will cease operations and will be dissolved as a legal entity.

3. Deposits Held by Clearing Broker

Under the terms of the clearing agreement between the Company and the Clearing Broker, the Company is required to maintain a certain level of cash or securities on deposit with the Clearing Broker. Should the Clearing Broker suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the Clearing Broker. The Company has funds invested in a money market account on deposit with the Clearing Broker to meet this requirement. As of December 31, 2007, $821 is owed to the Clearing Broker by these customers.

4. Liabilities Subordinated to Claims of General Creditors

The Company had no subordinated liabilities during the year ended December 31, 2007. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2007.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness.

At December 31, 2007, the Company had net capital of $6,239,262 which was $5,683,532 in excess of the $555,730 minimum net capital established by the Company. The Company's ratio of aggregate indebtedness to net capital was 1.34 to 1 at December 31, 2007.

6. Related Party Transactions

Insurance-related business is transacted through insurance agencies, which are wholly owned subsidiaries or affiliates, that remit all revenues (net of state taxes and fees) to the Company or VALIC Financial Advisors ("VFA"), an affiliate broker-dealer. The Company is responsible for commission payment of revenues that are distributed to it and all support functions for these insurance agencies. AGSI allocates a portion of the administrative expenses of the network. During 2007, the Company received $53,592 of expense reimbursements, which have been recorded as reimbursements of expense from affiliates in the Statement of Operations.

AGSI performs administrative services for its former parent company and subsidiary and receives reimbursement for the expenses related to these services. During 2007, the Company received $50,221 from American General Equity Services Corporation ("AGESC") and $3,371 from American General Insurance Agency ("AGIAI") in expense reimbursements, which have been recorded as reimbursements of expense from affiliates in the Statement of Operations.

AGSI received services from AIG Advisor Group that in turn allocated a portion of the applicable departmental expenses to AGSI. Departmental expenses in the amount of $4,635,794 were allocated to AGSI during 2007 from the AIG Advisor Group.

Salaries and other employee benefits for AGSI employees, are paid by AIG Retirement Services and billed to AGSI. The Company recognized $7,193,119 for salaries and employee benefits expense during 2007.

At December 31, 2007, the Company had concessions receivable from affiliated product sponsors for the sales of proprietary products. During 2007, the Company earned concessions revenue and product sponsor revenue sharing for sale of proprietary products.

7. Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate income tax return. The Company files its own state and local tax returns. The current and deferred portions of the income tax expense included in the statement of operations as determined in accordance with FASB Statement 109, *Accounting for Income Taxes*, are as follows:

	Current	Deferred	Total
Federal expense (benefit)	$ 1,479,908	$ (479,000)	$ 1,000,908
State and local	1,212	-	1,212
	1,481,120	(479,000)	1,002,120

The effective tax rate for 2007 was 40%. A reconciliation of the difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected income tax expense at U.S. statutory rate	$ 868,269
The effect of:	
Nondeductible expenses	1,000
Increase due to state and local taxes, net of U.S. federal income tax effects	1,212
Return to provision adjustment	114,639
Disallowed items	17,000
	$ 1,002,120

Based on all available evidence, including current, historic and projected taxable income of the Company, management has determined it is more likely than not that the $479,000 deferred tax asset at December 31, 2007, will be realized. Therefore, no valuation allowance has been recorded.

8. Disclosures About Guarantees

The Company clears all of its securities transactions through the Clearing Broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2007, the Company has recorded no liabilities with regard to the right. During 2007, the Company did not have any losses related to these guarantees for which payments were made.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the Clearing Broker and all counterparties with which it conducts business.

9. Off Balance Sheet Risk and Concentration of Credit Risk

Occasionally, the Company executes transactions involving the sale of securities, not yet purchased. Such transactions expose the Company to off balance sheet risk in the event the market value of securities sold short increases, subjecting the Company to trading losses. Management monitors the market value of these positions on a daily basis to control the risk associated with these sales.

The Company is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off balance sheet risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices. The Company and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

American General Securities Incorporated
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007 — Schedule I

Net capital		
Total stockholder's equity (from the consolidated statement of financial condition)	$	9,791,761
Less		
Nonallowable assets		
Receivable from clearing broker		1,996
Concessions and accounts receivable from product sponsors		2,030,901
Accounts receivable from representatives		48,543
Fixed assets, leasehold improvements and capitalized software		515,428
Receivable from affiliate		437,416
Prepaid expenses and other assets		282,079
Total nonallowable assets		3,316,363
Haircut on securities positions		235,315
Unsecured debt Pershing		821
Net capital	$	6,239,262
Aggregate indebtedness		
Items included on statement of financial condition		
Commissions payable	$	3,927,770
Payable to affiliates		311,422
Accrued expenses and other liabilities		4,096,341
Total aggregate indebtedness	$	8,335,533
Computation of basic net capital requirement		
Minimum net capital required (greater of 6-2/3% of aggregated indebtedness or $250,000)	$	555,730
Excess net capital	$	5,683,532
Ratio: Aggregate indebtedness to net capital		1.34

The Company filed an amended Form X 17A 5 Part IIA filing on February 28, 2008, to adjust for certain items identified after the filing of the original Form X 17A 5 Part IIA on January 25, 2008. The Company does not consider these adjustments to be material. A reconciliation of net capital as originally reported to the amount per the amended Form X 17A 5 Part IIA is provided below:

Net capital, as reported in the Company's Part II (unaudited) FOCUS Report dated January 25, 2008	$	6,876,440
Audit adjustments to record revenue and expense accruals		(239,592)
Nonallowable assets reported as allowable assets		39,830
Difference due to offsetting various asset accounts against related liabilities		(437,416)
Net capital, as reported with Company's amended Part II (unaudited) FOCUS Report	$	6,239,262

The Company is exempt from the reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

American General Securities Incorporated
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007 **Schedule III**

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors on Internal Control Required by Rule 17a-5(g)(1) of the Securities and Exchange Commission

To the Board of Directors and Stockholder of
American General Securities Incorporated

In planning and performing our audit of the financial statements of American General Securities Incorporated (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We noted the following control deficiency that we consider to be a material weakness, as defined above.

At December 31, 2007, the Company did not maintain effective controls over the preparation and review of the net capital and the accrual of certain revenues and expenses. These control deficiencies resulted in material audit adjustments to concessions revenue accruals and also materially impacted the net capital computation in the 2007 financial statements. Accordingly, this control deficiency constitutes a material weakness. The audit adjustments have been recorded by the Company and are correctly reflected in the December 31, 2007 financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2008

END